DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCI

07050102

April 11, 2007

Karen A. Gruen
Associate General Counsel/Assistant Secretary
Alaska Air Group, Inc.
Box 68947
Seattle, WA 98168-0947

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	4/11/2007

Re: Alaska Air Group, Inc.
Incoming letter dated February 8, 2007

Dear Ms. Gruen:

This is in response to your letter dated February 8, 2007 concerning the shareholder proposal submitted to Alaska by Steve Nieman. We also have received a letter from the proponent dated February 17, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Richard D. Foley
6040 N. Camino Arturo
Tucson, AZ 85718

Alaska Air Group, Inc.

1934 Act/Rule 14a-8

February 8, 2007

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Intention to Omit Shareholder Proposal Submitted by Stephen Nieman

Ladies and Gentlemen:

Alaska Air Group, Inc., a Delaware corporation ("Alaska" or the "Company"), hereby requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company omits the enclosed shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Stephen Nieman (the "Proponent") from the Company's proxy materials for its 2007 Annual Meeting of Stockholders.

Pursuant to Rule 14a-8(j)(2), we have enclosed six (6) copies of this letter and the related exhibit. A copy of this letter, together with the related exhibit, is also being delivered to the Proponent informing him of the Company's intention to omit the Proposal from its proxy materials.

The Proposal

On December 10, 2006, Alaska received an email and facsimile from the Proponent containing the following proposal for inclusion in the Company's 2007 proxy statement:

BOX 68947 SEATTLE, WA 98168-0947/206-431-7040

"PROPOSAL NO. 5 GOVERNANCE AUTHORITY

> RESOLVED, that the board of directors complete the appropriate process in 2007 to amend the company's governance documents (certificate of incorporation and or bylaws) to assert, affirm and define the right of the owners of the company to set standards of corporate governance. These standards may be higher than the minimum standards set by law or regulation. If a bylaw, it should address stockholders access to the communication process of the company's proxy statement regarding the board of directors' nominating/voting process. As determined by the board of directors, this may not be limited to a single issue."

The Company also received a statement in support of the Proposal which, along with the text of the Proposal, is attached hereto as Exhibit A.

As discussed more fully below, the Company believes that the Proposal and Supporting Statement are vague and indefinite in violation of Rule 14a-9. Therefore, the Company believes that it may omit the Proposal and Supporting Statement pursuant to Rule 14a-8(i)(3).

Analysis

The Proposal and Supporting Statement are vague and indefinite in violation of Rule 14a-9. Accordingly, the Company may exclude the Proposal and Supporting Statement pursuant to Rule 14a-8(i)(3).

The Company believes that it may exclude the Proposal and Supporting Statement from its proxy materials under Rule 14a-8(i)(3), which allows a company to exclude from its proxy materials shareholder proposals that violate the Securities and Exchange Commission's proxy rules, including the prohibition contained in Rule 14a-9 against the use of materially false and misleading statements.

The Staff has consistently taken the position that vague and indefinite proposals may be excluded under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004); *Philadelphia Electric Company* (July 30, 1992). Furthermore, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal requests that the Board of Directors of the Company take the necessary steps to amend the Company's certificate of incorporation and/or bylaws to "assert, affirm and define the right of the owners of the company to set standards of corporate governance." The phrase "right of the owners of the company to set standards of corporate governance" is sweeping in its scope and subject to multiple and differing interpretations. For example, "standards of corporate governance" encompass a myriad of matters, including access to proxy statements, nomination of directors, the composition and functioning of the board and its committees, and the right to call stockholder meetings, among others. The Proponent makes little attempt in the text of the Proposal itself to identify the standards of corporate governance that are intended to be addressed, or to define the desired rights of the owners and specify how these rights to set standards should be implemented. Although the Proposal and Supporting Statement do include a vague reference to at least one of the broad topics that the Proponent intends to be addressed (i.e. "stockholders access to the communication process of the company's proxy statement regarding the board of directors' nominating/voting process" and "standards for inclusion of candidates nominated by other than the Board"), it also indicates that these are not the only standards intended to be addressed.

The breadth of the Proposal and its inherent ambiguity make it essentially impossible for the Company, its Board of Directors or its stockholders to determine with any degree of certainty what corporate governance standards must be addressed in order to comply with the Proposal. It is also inevitable that different stockholders will have different views on this question when casting their votes, thereby creating further uncertainty for the Company and its Board of Directors in terms of interpreting and implementing the intent of the stockholders who vote in favor of the Proposal.

The Company believes that the subject Proposal is substantially similar to other proposals that the Staff has determined may be excluded from proxy materials under Rule 14a-8(i)(3) on the basis that they are vague and indefinite, and therefore would violate Rule 14a-9. For example, in *Puget Energy, Inc.* (March 7, 2002), the Staff determined that Puget Energy could omit a proposal which requested that the Board "take the necessary steps to implement a policy of improved corporate governance." As was the case in Puget Energy, the Proposal includes only a vague and ambiguous reference to "corporate governance," requiring the stockholders to speculate about what it is they are being asked to vote upon before casting their vote. *See also The Kroger Co.* (March 19, 2004)(company permitted to exclude as vague and indefinite a proposal seeking a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines); *Johnson & Johnson* (February 7, 2003) (company permitted to exclude as vague and indefinite a proposal seeking a report on the company's progress concerning "the Glass Ceiling Commission's" business recommendations); and *Alcoa Inc.* (December 24, 2002) (company permitted to exclude as vague and indefinite a proposal seeking full implementation of certain "human rights standards"). As is the case with the subject Proposal, each of the proposals involved in these specific cases included only a brief reference to the relevant guidelines or standards, and otherwise failed to provide any description or background information that would provide stockholders with a reasonable understanding of what they were being asked to consider, or the company of what it was being asked to implement. The Company also believes that the breadth and complexity of the concept of "corporate governance standards," together with the ambiguity resulting from the absence of any background information or other description or explanation in the subject Proposal, distinguish this situation from those in which the Staff has not concurred with the company's position to exclude the proposal on the grounds of Rule 14a-8(i)(3).[1]

For the foregoing reasons, the Company believes that the Proposal and Supporting Statement are vague and indefinite in violation of Rule 14a-9, thus warranting exclusion of the Proposal and the Supporting Statement on the basis of Rule 14a-8(i)(3).

Conclusion

For the reasons discussed above, the Company believes that it may exclude the Proposal and Supporting Statement from its proxy materials for the 2007 Annual Meeting of Stockholders. If for any reason the Commission does not agree with the Company's position, or it has questions or requires additional information in support of the Company's position, we would appreciate an opportunity to confer with the Commission's Staff prior to the issuance of a formal response. Please call me at (206) 392-5102 or in my absence, Karen K. Dreyfus, Esq., of O'Melveny & Myers LLP at (415) 984-8980.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning the date-stamped copy to our messenger.

Very truly yours,

Karen A. Gruen
Associate General Counsel/Assistant Secretary

Enclosures

CC: Stephen Nieman
Karen K. Dreyfus, Esq., O'Melveny & Myers LLP

---

[1] *See, e.g., Revlon, Inc* (April 5, 2002); *TJX Companies, Inc* (April 5, 2002); *PPG Industries, Inc.* (January 22, 2001) (all proposals seeking action "based on" specified International Labor Organization standards). *See also Microsoft Corporation* (September 14, 2000) (proposal seeking action based on eleven specific principles set forth in the proposal relating to human and labor rights).

EXHIBIT A

PROPOSAL NO. 5 GOVERNANCE AUTHORITY

RESOLVED, that the board of directors complete the appropriate process in 2007 to amend the company's governance documents (certificate of incorporation and or bylaws) to assert, affirm and define the right of the owners of the company to set standards of corporate governance. These standards may be higher than the minimum standards set by law or regulation. If a bylaw, it should address stockholders access to the communication process of the company's proxy statement regarding the board of directors' nominating/voting process. As determined by the board of directors, this may not be limited to a single issue.

Proposalist Steve Nieman, a Horizon Air Captain, has notified the Alaska Air Group, Inc. that he intends to present the following proposal at the 2007 Annual Meeting.

Supporting Statement

The courts, legislatures and regulators are continually analyzing matters dealing with corporate governance. Much recent debate concerns new rules defining standards for inclusion of candidates nominated by other than the board of directors. We recommend that our board act, declare and determine what standards for such groups will be, and reaffirm that worker shareholders be granted equal status as a qualifying group.

Vote Yes on No. 5 for stockholder governance authority

Mr. Bill Ayer, Chairman and CEO
Alaska Air Group, Inc. ("AAG" or "company")
PO Box 68947
Seattle, WA 98168

Dear Mr. Ayer:

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication in our company's definitive proxy statement.

Rule 14a-8 requirements are intended to be met — including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. I have held my stock worth a minimum of $2,000 market value for more than one year, and plan to own it through the AAG Shareholder's Meeting in May, 2007.

This is the proxy for Mr. Richard D. Foley and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communication to Mr. Foley at:
6040 N. Camino Arturo, Tucson, AZ 85718
HM: (520) 742-5168
FAX: (520) 742-6963
Email: <rerailer@earthlink.net>

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Steve Nieman
(signature above)
(print your name on line below)
STEVE NIEMAN

(print your address please on lines below)
15204 NE 181st Loop
Brush Prairie, WA 98606

Date: 12-1-06

Feb. 17, 2007

VIA CERTIFIED MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Response to Alaska Air Group, Inc.'s ("company" or "AAG") Intent to Omit Shareholder Proposal submitted by Stephen Nieman—Proposal No. 5 GOVERNANCE AUTHORITY

Two Attachments: Copy of my proposal (Exhibit A) and copy of the AAG's Feb. 8, 2007 No-Action Letter (Exhibit B)

Dear Ladies and Gentlemen of the Commission:

Pursuant to Rule 14a-8(j)(2), I have enclosed six (6) copies of this letter and the related exhibits. I will also send a copy to the company.

I request that receipt of this letter be acknowledged by stamping the enclosed copy of this letter and returning it to me in the enclosed SASE. If you have any comments or questions concerning my response, please contact me.

My work requires that I travel a lot, so you can also contact Richard D. Foley: 6040 N. Camino Arturo, Tucson AZ 85718 (520) 742-5168; fax (520) 742-6963. Mr. Foley currently holds my proxy concerning this matter.

COUNTERING THE AAG'S ARGUMENTS TO EXCLUDE MY PROPOSAL

If you are unfamiliar, let me interject some of the AAG's board and management history regarding the lawful right of stockholders to get involved in corporate governance of the company they own stock in.

Since 2000 (not counting this year), AAG worker and customer shareholder activists have sponsored 30 proposals, 23 of which passed SEC scrutiny and appeared in the company's proxy statements. Seventeen won majority votes. In 2005, two proposals to declassify the board and remove the supermajority requirement to amend bylaws received supermajority votes. Even with this crystal clear indication that the stockholders desired change, it took the AAG board almost a year to act. In 2006, the board sponsored two similar shareholder proposals that had won victory the year before. Both received over 99% of the vote cast at the meeting. (Some of the travails of our efforts can be viewed at www.votepal.com/.)

With this company's history of defying its shareholders, I am not surprised that the management are once again trying to get my current proposal excluded under Rule 14a-9 for being vague and indefinite.

My proposal is very simple, and we purposely left it open and flexible so the board could use its discretion in implementing the various changes requested.

My proposal deals with probably the two hottest items the SEC is currently considering: Electronic transmission of corporate proxy materials including how stockholders may access this format in communicating to fellow stockholders; and how rules will be structured for qualifying stockholder candidates to appear in the company's proxy statement and proxy card.

We're asking that the AAG board begin a process where these two issues are addressed, and that the appropriate governing documents be amended accordingly. Who knows if/when the SEC will act? There are some who believe the SEC does not have the proper authority in these areas, and these issues might have to be resolved in court. We're asking our board to begin to deal with these important questions now.

Under the Delaware General Corporate Law, obviously the board and its elected officers have the power to run the company as they see fit. This proposal recognizes this power, and provides the board broad leeway in what it might do. After the board acts, shareholders can then determine if they agree or disagree with the board's actions, and in future years respond in lawful ways.

Agents of the AAG contacted me before Christmas to request that Mr. Foley and I meet with them. We agreed, and arranged to exchange dates after the New Year. I sent an email to the AAG around Jan. 10, 2007, and offered dates and times that Mr. Foley and I could meet with them. I heard no response. The first I heard of their objection to my proposal was when I received my copy of their no-action letter.

Please be advised that I am ready, willing and able to recast and revise this proposal based upon the guidance of the Staff.

SUMMARY

Thank you for this opportunity to rebut the company's request for a no-action letter.

We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject of this proposal. Should you disagree with the conclusions set forth in this letter, we courteously request the opportunity to confer with you prior to the determination of the Staff's final position.

Respectfully,

Steve Nieman

Steve Nieman
15204 NE 181st Loop
Brush Prairie, WA 98606
stevenieman@mac.com | **home: (360) 687-3187 | cell: (360) 904-2926 | fax: (360) 666-6483**

cc: Alaska Air Group, Inc.
Mr. Richard D. Foley
www.votepal.com
File

EXHIBIT A

PROPOSAL NO. 5 GOVERNANCE AUTHORITY

RESOLVED, that the board of directors complete the appropriate process in 2007 to amend the company's governance documents (certificate of incorporation and or bylaws) to assert, affirm and define the right of the owners of the company to set standards of corporate governance. These standards may be higher than the minimum standards set by law or regulation. If a bylaw, it should address stockholders access to the communication process of the company's proxy statement regarding the board of directors' nominating/voting process. As determined by the board of directors, this may not be limited to a single issue.

Proposalist Steve Nieman, a Horizon Air Captain, has notified the Alaska Air Group, Inc. that he intends to present the following proposal at the 2007 Annual Meeting.

Supporting Statement

The courts, legislatures and regulators are continually analyzing matters dealing with corporate governance. Much recent debate concerns new rules defining standards for inclusion of candidates nominated by other than the board of directors. We recommend that our board act, declare and determine what standards for such groups will be, and reaffirm that worker shareholders be granted equal status as a qualifying group.

Vote Yes on No. 5 for stockholder governance authority

Alaska Air Group, Inc.

1934 Act/Rule 14a-8

February 8, 2007

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Intention to Omit Shareholder Proposal Submitted by Stephen Nieman

Ladies and Gentlemen:

Alaska Air Group, Inc., a Delaware corporation ("Alaska" or the "Company"), hereby requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company omits the enclosed shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Stephen Nieman (the "Proponent") from the Company's proxy materials for its 2007 Annual Meeting of Stockholders.

Pursuant to Rule 14a-8(j)(2), we have enclosed six (6) copies of this letter and the related exhibit. A copy of this letter, together with the related exhibit, is also being delivered to the Proponent informing him of the Company's intention to omit the Proposal from its proxy materials.

The Proposal

On December 10, 2006, Alaska received an email and facsimile from the Proponent containing the following proposal for inclusion in the Company's 2007 proxy statement:

BOX 68947 SEATTLE, WA 98168-0947/206-431-7040

"PROPOSAL NO. 5 GOVERNANCE AUTHORITY

> RESOLVED, that the board of directors complete the appropriate process in 2007 to amend the company's governance documents (certificate of incorporation and or bylaws) to assert, affirm and define the right of the owners of the company to set standards of corporate governance. These standards may be higher than the minimum standards set by law or regulation. If a bylaw, it should address stockholders access to the communication process of the company's proxy statement regarding the board of directors' nominating/voting process. As determined by the board of directors, this may not be limited to a single issue."

The Company also received a statement in support of the Proposal which, along with the text of the Proposal, is attached hereto as Exhibit A.

As discussed more fully below, the Company believes that the Proposal and Supporting Statement are vague and indefinite in violation of Rule 14a-9. Therefore, the Company believes that it may omit the Proposal and Supporting Statement pursuant to Rule 14a-8(i)(3).

Analysis

The Proposal and Supporting Statement are vague and indefinite in violation of Rule 14a-9. Accordingly, the Company may exclude the Proposal and Supporting Statement pursuant to Rule 14a-8(i)(3).

The Company believes that it may exclude the Proposal and Supporting Statement from its proxy materials under Rule 14a-8(i)(3), which allows a company to exclude from its proxy materials shareholder proposals that violate the Securities and Exchange Commission's proxy rules, including the prohibition contained in Rule 14a-9 against the use of materially false and misleading statements.

The Staff has consistently taken the position that vague and indefinite proposals may be excluded under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004); *Philadelphia Electric Company* (July 30, 1992). Furthermore, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal requests that the Board of Directors of the Company take the necessary steps to amend the Company's certificate of incorporation and/or bylaws to "assert, affirm and define the right of the owners of the company to set standards of corporate governance." The phrase "right of the owners of the company to set standards of corporate governance" is sweeping in its scope and subject to multiple and differing interpretations. For example, "standards of corporate governance" encompass a myriad of matters, including access to proxy statements, nomination of directors, the composition and functioning of the board and its committees, and the right to call stockholder meetings, among others. The Proponent makes little attempt in the text of the Proposal itself to identify the standards of corporate governance that are intended to be addressed, or to define the desired rights of the owners and specify how these rights to set standards should be implemented. Although the Proposal and Supporting Statement do include a vague reference to at least one of the broad topics that the Proponent intends to be addressed (i.e. "stockholders access to the communication process of the company's proxy statement regarding the board of directors' nominating/voting process" and "standards for inclusion of candidates nominated by other than the Board"), it also indicates that these are not the only standards intended to be addressed.

The breadth of the Proposal and its inherent ambiguity make it essentially impossible for the Company, its Board of Directors or its stockholders to determine with any degree of certainty what corporate governance standards must be addressed in order to comply with the Proposal. It is also inevitable that different stockholders will have different views on this question when casting their votes, thereby creating further uncertainty for the Company and its Board of Directors in terms of interpreting and implementing the intent of the stockholders who vote in favor of the Proposal.

The Company believes that the subject Proposal is substantially similar to other proposals that the Staff has determined may be excluded from proxy materials under Rule 14a-8(i)(3) on the basis that they are vague and indefinite, and therefore would violate Rule 14a-9. For example, in *Puget Energy, Inc.* (March 7, 2002), the Staff determined that Puget Energy could omit a proposal which requested that the Board "take the necessary steps to implement a policy of improved corporate governance." As was the case in Puget Energy, the Proposal includes only a vague and ambiguous reference to "corporate governance," requiring the stockholders to speculate about what it is they are being asked to vote upon before casting their vote. *See also The Kroger Co.* (March 19, 2004)(company permitted to exclude as vague and indefinite a proposal seeking a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines); *Johnson & Johnson* (February 7, 2003) (company permitted to exclude as vague and indefinite a proposal seeking a report on the company's progress concerning "the Glass Ceiling Commission's" business recommendations); and *Alcoa Inc.* (December 24, 2002) (company permitted to exclude as vague and indefinite a proposal seeking full implementation of certain "human rights standards"). As is the case with the subject Proposal, each of the proposals involved in these specific cases included only a brief reference to the relevant guidelines or standards, and otherwise failed to provide any description or background information that would provide stockholders with a reasonable understanding of what they were being asked to consider, or the company of what it was being asked to implement. The Company also believes that the breadth and complexity of the concept of "corporate governance standards," together with the ambiguity resulting from the absence of any background information or other description or explanation in the subject Proposal, distinguish this situation from those in which the Staff has not concurred with the company's position to exclude the proposal on the grounds of Rule 14a-8(i)(3).[1]

For the foregoing reasons, the Company believes that the Proposal and Supporting Statement are vague and indefinite in violation of Rule 14a-9, thus warranting exclusion of the Proposal and the Supporting Statement on the basis of Rule 14a-8(i)(3).

Conclusion

For the reasons discussed above, the Company believes that it may exclude the Proposal and Supporting Statement from its proxy materials for the 2007 Annual Meeting of Stockholders. If for any reason the Commission does not agree with the Company's position, or it has questions or requires additional information in support of the Company's position, we would appreciate an opportunity to confer with the Commission's Staff prior to the issuance of a formal response. Please call me at (206) 392-5102 or in my absence, Karen K. Dreyfus, Esq., of O'Melveny & Myers LLP at (415) 984-8980.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning the date-stamped copy to our messenger.

Very truly yours,

Karen A. Gruen
Associate General Counsel/Assistant Secretary

Enclosures

CC: Stephen Nieman
Karen K. Dreyfus, Esq., O'Melveny & Myers LLP

[1] *See, e.g., Revlon, Inc* (April 5, 2002); *TJX Companies, Inc* (April 5, 2002); *PPG Industries, Inc* (January 22, 2001) (all proposals seeking action "based on" specified International Labor Organization standards). *See also Microsoft Corporation* (September 14, 2000) (proposal seeking action based on eleven specific principles set forth in the proposal relating to human and labor rights).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 11, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated February 8, 2007

The proposal requests that the board "complete the appropriate process in 2007 to amend the company's governance documents (certificate of incorporation and or bylaws) to assert, affirm and define the right of the owners of the company to set standards of corporate governance."

There appears to be some basis for your view that Alaska may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Alaska omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END